THE MINTZ FRAADE LAW FIRM, P.C.

COUNSELORS AT LAW

217 MADISON AVENUE

NEW YORK, NEW YORK 10016

TELEPHONE	OF COUNSEL
EDWARD C. KRAMER
(212) 486-2500	ARTHUR L. PORTER, JR
__________	I. FREDERICK SHOTKIN
JON M. PROBSTEIN	JOSEPH J. TOMASEK
TELECOPIER SEYMOUR REITKNECHT
(212) 486-0701 I.

February 18, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Legal Branch Chief

Re:	Nostalgia Family Brands, Inc.
Amendment No. 1 to Registration Statement on Form S-1 Filed August 13, 2015 File No. 333-206332

Dear Sir/Madam:

We represent Nostalgia Family Brands, Inc. (the "Company"). We are replying on the Company's behalf to the comment letter dated September 9, 2015 with respect to the Company's registration statement on Form S-1 filed on August 13, 2015. We have refiled the Form 10-K and previously responded to comments with respect to the Form 10-K. We have set forth below your comments and our response to each comment.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

There are no such written communications existing since neither the Company, nor anyone authorized to act on behalf of the Company, has presented any written communications to potential investors in reliance upon Section 5(d) of the Securities Act.

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2. Please provide updated financial statements to comply with the guidance in Rule 8-08 of Regulation S-X.

The Amended Form S-1 has been revised to include updated financial statements on pages F3 to F6.

Calculation of Registration Fee, page 2

3. Please revise to include the legend on the prospectus cover page that you may not sell these securities until the registration statement is effective, as required by Item 501(b)(10) of Regulation S-K.

The Amended Form S-1 has been revised to include the above-mentioned legend on the prospectus cover page.

Prospectus Cover Page

4. Please disclose that you will not have an escrow account and that any funds received will be immediately available to you. Refer to Item 501(b)(8)(iii) of Regulation S-K.

The Amended Form S-1 has been revised to include the above-mentioned disclosure on the prospectus cover page.

Prospectus Summary, page 6

5. We note the reference to your website address and your plans to develop such website. However, we were unable to locate your website at such address. Please revise or advise.

The Company intends to develop the website in the future; however, the website is not accessible at this time.

Risk Factors, page 10

6. Please include a risk factor to disclose that you currently do not own any intellectual property even though you currently have plans to acquire certain products or related brands.

The Amended Form S-1 has been revised on page 10.

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We could be subject to SEC penalties if we do not file all of our SEC reports, page 12

7. We note the risk factor and your disclosure that you are presently up to date in your filings. However, we note that you have not fled your Form 10-Q for the recent quarterly period ended June 30, 2015. Please revise the risk factor to apprise potential investors of the attendant risks and also update the first risk factor on page 12 accordingly.

On December 24, 2015 the Company filed its Form 10-Q for the quarterly period ended September 30, 2015, which had been due on November 16, 2015, which brought the Company up to date in its filings. The Amended Form S-1 has been revised on page 12 to include the updated first and second risk factors.

Use of Proceeds, page 16

8. We note your dilution disclosures on page 18 which takes into account per share dilution if 75%, 50% or 25% of the shares are sold. Please provide your proposed uses of proceeds if 75%, 50% or 25% of the common shares offered are sold pursuant to this registration statement.

The Amended Form S-1 has been revised on pages 16 and 17.

Proposed Business

Overview, page 23

9. Please supplementally provide us with the December 2010 Arizona State University study. Also, please revise to quantify "a significant number of the senior population" with a specific statistic or advise.

The Amended Form S-1 has been revised on page 23 citing published articles, which are being supplementally provided to your office.

Demographics, page 24

10. We note that you have included information from 2010 in this section. Please update any outdated statistics.

The Amended Form S-1 has been updated on page 24.

11. Please supplementally provide us with the George Moschis source(s) cited to support the statistical claims made in the first, third, and fourth bullet points.

The Amended Form S-1 has been revised on page 24 and 25, and the cited sources are being supplementally provided to your office.

12. Please supplementally provide us with support for the following statistical claim: "It is estimated that U.S. persons age 65 and over may increase in size by 40% by 2017."

The Amended Form S-1 has been revised on page 24 to remove the above statement.

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13. We note your claim that a PewResearchCenter "study found that many seniors do not find the internet to be relevant to their lives (48%), are uncomfortable with computers (60%) and are not interested in going on-line (90%)." This study does not appear to support this claim. Please explain how the statistical data is relevant to your business and tell us how the study supports each statistic stated in this claim or revise.

The Amended Form S-1 has been revised on page 25 with updated statistical data together with an explanation with respect to why such data is relevant to the Company's marketing strategy (see the first paragraph under Marketing, Advertising and Distribution on page 25).

Report of Independent Public Accounting Firm, page F-2

14. Please obtain and file a revised report that includes the signature of your independent public accounting firm.

The Amended Form S-1 has been revised to include the signature of the Company's independent public accounting firm on page F-2.

In addition to the Company's Form S-1/A, please also see the enclosed letter with respect to a request to accelerate the effective date of the Company's S-1/A.

If you have any questions, please contact the undersigned.

Very truly yours,

The Mintz Fraade Law Firm, P.C.

By:	/s/ Alan P. Fraade
Alan P. Fraade

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